SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


     (Mark One)
         [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the fiscal year ended December 31, 2002

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period from _____to_____.


         Commission file number 333-78445


              A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                Commerce Bank/Harrisburg Retirement Savings Plan



              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Pennsylvania Commerce Bancorp, Inc.
                                100 Senate Avenue
                               Camp Hill, PA 17011

        The Commerce Bank/Harrisburg, N.A. 401(K) Retirement Savings Plan


                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

              The Commerce Bank/Harrisburg Retirement Savings Plan









                                TABLE OF CONTENTS



INDEPENDENT AUDITORS REPORT...................................................4

FINANCIAL STATEMENTS
         Statements of Net Assets Available for Benefits......................5
         Statements of Changes in Net Assets Available for Benefits...........6
         Notes to Financial Statements........................................7

SUPPLEMENTARY SCHEDULE
         Independent Auditor's Report on
                Supplementary Schedule ......................................12
         Schedule of Assets (Held at End of Year)........... ................13

                          INDEPENDENT AUDITOR'S REPORT
                           ON THE FINANCIAL STATEMENTS

To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement
    Savings Plan
Camp Hill, Pennsylvania


         We have audited the accompanying statements of net assets available for benefits of the Commerce Bank/Harrisburg Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan at December 31, 2002 and 2001, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



                                                    /s/ Beard Miller Company LLP






Harrisburg, Pennsylvania
May 23, 2003



COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                           December 31,
                                                                                   ---------------------------
                                                                                    2002                 2001
                                                                                   --------             ------
ASSETS

     Investments, at fair value:
         Cash and money market funds                                               $   145,818           $  143,098
         Mutual funds                                                                1,091,629            1,151,587
         Pennsylvania Commerce Bancorp, Inc. common stock                              492,468              328,464
                                                                               ----------------     ----------------

                                                                                     1,729,915            1,623,149
                                                                               ----------------     ----------------

     Receivables:
         Participants' contributions                                                         -                  249
         Employer's contributions                                                       59,867               52,453
                                                                               ----------------     ----------------

                                                                                        59,867               52,702
                                                                               ----------------     ----------------


         Total Assets                                                                1,789,782            1,675,851

LIABILITY, OTHER                                                                             2                    5
                                                                               ----------------     ----------------

         Net Assets Available for Benefits                                          $1,789,780           $1,675,846
                                                                               ================     ================

See notes to financial statements.





COMMERCE BANK/HARRISBURG RETIREMENT SAVINGS PLAN
------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                     Years Ended December 31,
                                                                                    ---------------------------
                                                                                    2002                 2001
                                                                               ----------------     ----------------

INVESTMENT INCOME (LOSS)
     Net depreciation in fair value of investments                                   ($275,934)           ($150,971)
     Interest and dividends                                                             37,948               54,357
                                                                               ----------------     ----------------

                                                                                      (237,986)             (96,614)
                                                                               ----------------     ----------------

CONTRIBUTIONS
     Participants                                                                      342,486              295,593
     Employer                                                                           59,867               52,453
     Other (including rollovers)                                                        39,198                    -
                                                                               ----------------     ----------------

                                                                                       441,551              348,046
                                                                               ----------------     ----------------

BENEFITS PAID TO PARTICIPANTS                                                          (89,631)             (48,251)
                                                                               ----------------     ----------------

         Net Increase                                                                  113,934              203,181

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR                                1,675,846            1,472,665
                                                                               ----------------     ----------------

NET ASSETS AVAILABLE FOR BENEFITS -  END OF YEAR                                    $1,789,780           $1,675,846
                                                                               ================     ================

See notes to financial statements.



NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN

              The following brief description of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

              General

                  The Plan was established effective February 15, 1993. The Plan is a contributory defined contribution plan. Under the Plan, effective January 1, 2001, all employees who are 21 years of age and have completed six months of service are eligible to participate in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              Participation

                  An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

              Service Rules

                  Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

              Contributions

                  There are three types of contributions that can be added to a participant's account: an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution. Participants may contribute up to 15% of their annual pre-tax compensation by way of a salary deferral contribution. The employer contributes an amount equal to 25% of the participant's salary deferral contributions, up to a maximum of 6% of the participant's compensation. Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings. There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2002 and 2001. The participants may direct their contributions into several different investment options.

              Participants' Accounts

                  Each participant's account is credited with an allocation of various contributions, Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the nonvested portion of terminated participants' employer contributions. Allocations of Plan earnings are based on participants' account balances during the valuation period. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

              Vesting

                  A participant is 100% vested at all times in the participant's salary deferral account regardless of the number of years of service. If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:


                                                                                 Percent
                                Years of Service                                 Vested
                      --------------------------------------               -----------------------
                                        0-1                                        0%
                                         2                                        20%
                                         3                                        40%
                                         4                                        60%
                                         5                                        80%
                                     6 or more                                   100%

              Payment of Benefits

                  Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their employer matching and profit sharing contribution accounts does not exceed $5,000. If the account balances exceed $5,000, the assets will generally be held in a trust until the participant's normal or early retirement date. However, terminated participants may elect to receive their salary deferral accounts in the year following termination.

                  There were no distributions due to participants at December 31, 2002 and 2001.


              Forfeitures

                  As of December 31, 2002 and 2001, forfeited employer matching non-vested accounts amounted to $1,245 and $1,427, respectively. Forfeitures of employer matching non-vested accounts may be used to reduce the employer's matching 401(k) contribution. During the years ended December 31, 2002 and 2001, forfeitures applied against employer contributions amounted to $1,245 and $-0-, respectively. Forfeited profit sharing non-vested accounts are allocated to all eligible participants.

              Administrative Costs

                  Significant administrative costs of the Plan are absorbed by the Company.



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

              Basis of Accounting

                  The financial statements of the Plan are prepared on the accrual basis of accounting.

              Valuation of Investments

                  Investments are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded and allocated on a daily valuation basis. Dividends are recorded on the ex-dividend date.

                  Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

              Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.





NOTE 3 - INVESTMENTS

              The Plan's investments are held in certain mutual funds under the administration of the Fidelity Investment Advisory Group and Pennsylvania Commerce Bancorp, Inc. common stock. The following table presents the fair value of investments:

                                                                                     2002                2001
                                                                                ----------------    ----------------

                   Cash                                                         $             2        $      9,272

                   Money market funds:
                        Fidelity Spartan Money Market Fund                              145,811 *           133,721 *
                        Fidelity Cash Reserves Fund                                           5                 105
                                                                                ----------------    ----------------

                                                                                        145,818             143,098
                                                                                ----------------    ----------------

                   Mutual funds:
                        Strong Corporate Bond Fund                                      133,180 *           103,973 *
                        Fidelity Convertible Securities Fund                            123,769 *           116,981 *
                        Fidelity Spartan U.S. Equity Index Fund                         145,337 *           152,490 *
                        Fidelity Mid-Cap Stock Fund                                      59,715              32,136
                        Janus Worldwide Fund                                            204,774 *           310,896 *
                        Janus Fund                                                       93,606 *            96,996 *
                        Sound Shore Fund                                                199,045 *           212,658 *
                        Baron Asset Fund                                                      -             104,675 *
                        White Oak Growth Stock Fund                                      21,913              20,782
                        Oakmark Fund                                                    110,290 *                 -
                                                                                ----------------    ----------------

                                                                                      1,091,629           1,151,587
                                                                                ----------------    ----------------

                   Pennsylvania Commerce Bancorp, Inc.,
                        common stock                                                    492,468 *           328,464 *
                                                                                ----------------    ----------------

                                                                                     $1,729,915          $1,623,149
                                                                                ================    ================

              * Represents 5% or more of the net assets available for benefits.

              During the years ended December 31, 2002 and 2001, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in value by $(275,934) and $(150,971), respectively.

              The net depreciation in fair value of investments for each significant class of investments consists of the following for the years ended December 31:

                                               2002                 2001
                                           ----------------    ----------------

                Mutual funds                    ($266,175)           ($199,413)
                Common stock                       (9,759)              48,442
                                          ----------------     ----------------
                                                ($275,934)           ($150,971)
                                          ================     ================

NOTE 4 - PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5 - INCOME TAX STATUS

               The Plan obtained its latest determination letter on May 27, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 2002.


NOTE 6 - RELATED PARTY TRANSACTIONS

              Certain Plan investments are shares of common stock that are issued by the Plan sponsor. Therefore, related transactions qualify as related party transactions. Purchases made by the Plan for the investment in the Company's common stock amounted to $188,466 and $207,525 for the years ended December 31, 2002 and 2001, respectively.


NOTE 7 - PARTIES-IN-INTEREST TRANSACTIONS

              Certain Plan investments are shares of mutual funds that are managed by the custodian. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                   Realized/unrealized gain and interest/dividend
                        income:
                        Net realized and unrealized depreciation in
                            value of investments                                                          $(275,934)
                        Interest and dividends                                                               37,948
                                                                                                    ----------------

                                                                                                          $(237,986)
                                                                                                    ================

                   Form 5500, Schedule H, Part II:
                        Item b(1)(G)                                                                      $   2,383
                        Item b(4)(C)                                                                          4,335
                        Item b(5)(C)                                                                        (14,094)
                        Item b(10)                                                                         (230,610)
                                                                                                    ----------------

                                                                                                          $(237,986)
                                                                                                    ================

             INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY SCHEDULE


To the Trustees and Plan Administrator
     Commerce Bank/Harrisburg Retirement
         Savings Plan
     Camp Hill, Pennsylvania


     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                    /s/ Beard Miller Company LLP






Harrisburg, Pennsylvania
May 23, 2003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 - SCHEDULE H - PART IV - LINE 4i
EIN:  23-2324730
PN:  001


                                                 December 31, 2002

------------------------------------------------------------------------------------------------------------


                                                          Description of           ***         Current Value
 (a)              Identity of Issue (b)                  Investment (c)          Cost (d)           (e)
------ --------------------------------------------  ------------------------- -------------  ----------------

**     Fidelity Spartan Money Market Fund                Money Market Fund          N/A         $  145,811
**     Fidelity Cash Reserves Fund                       Money Market Fund          N/A                  5
       Strong Corporate Bond Fund                          Mutual Funds             N/A            133,180
**     Fidelity Convertible Securities Fund                Mutual Funds             N/A            123,769
**     Fidelity Spartan U.S. Equity Index Fund             Mutual Funds             N/A            145,337
**     Fidelity Mid-Cap Stock Fund                         Mutual Funds             N/A             59,715
       Janus Worldwide Fund                                Mutual Funds             N/A            204,774
       Janus Fund                                          Mutual Funds             N/A             93,606
       Sound Shore Fund                                    Mutual Funds             N/A            199,045
       White Oak Growth Stock Fund                         Mutual Funds             N/A             21,913
       Oakmark Fund                                        Mutual Funds             N/A            110,290
*      Pennsylvania Commerce Bancorp, Inc.                 Common Stocks            N/A            492,468
                                                                                              ----------------

                                                                                                $1,729,913
                                                                                              ================

*      Related party.
**     Party-in-interest
***    Historical cost has not been presented as all investments are participant directed.


                                   SIGNATURES

     The Plan. Pursuant to the benefit plan) have duly caused this requirements of the Securities annual report to be signed on its behalf Exchange Act of 1934, the trustees by the undersigned hereunto duly
(or other  persons  who  administer    authorized.
the employee




                                Commerce Bank/Harrisburg Retirement Savings Plan


Dated: June 30, 2003


                                                /s/ Gary L. Nalbandian
                                                --------------------------------
                                                By: Gary L. Nalbandian,
                                                Trustee

                                                /s/ Mark A. Zody
                                                --------------------------------
                                                By: Mark A. Zody,
                                                Trustee